Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of

The Securities Exchange Act of 1934

For the Month of August, 2003

Commission File No.  0 - 20752

HIBERNIA FOODS PLC

46 Merrion Square, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  xx           Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1)  ______

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7)  ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      No xx

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RECENT EVENTS

At a meeting of the Board of  Directors held on May 22, 2003, it was announced that Mr. Gian-Franco Santoni and Mr. Robin Wright had resigned as members of the Board of Hibernia Foods plc, an Irish company.  Mr. Stuart Anderson and Mr.Robin Isacson were appointed to fill the vacancies on the Board and to hold office until the conclusion of the next annual general meeting of Hibernia.

Since March 1999, Mr. Anderson has served as Managing Partner of Food Equity Management, the fund manager of the Pan European Food Fund, a privately held Luxembourg fund which invests in the food industry.  Mr. Isacson is the  Executive Chairman of Royal Sanders B.V.

On August 14, 2003, Hibernia issued a press release, in which it announced the summary results (unaudited) for its fiscal fourth quarter and twelve months ended March 31, 2003.   That press release is set forth on Exhibit 1 of this Report.

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Hibernia is a foreign private issuer, as that term is defined in Section 3b-4 of the Securities Exchange Act of 1934, and is not required to file periodic reports containing quarterly financial statements.

This Report, filed under Section 13(a) of the Securities Exchange Act of 1934, is incorporated by reference into the several registration statements of Hibernia Foods plc which are currently effective under the Securities Act of 1933, and is deemed to be included in and a part of the prospectuses included in such registration statements.

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This document, including exhibits, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.

These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.

These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.

 Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

EXHIBITS

Exhibit                                                      Description                                        Seq. Page No.

1.	Press release dated August 14, 2003 containing unaudited summary results for the fourth quarter and twelve months ended March 31, 2003.	4

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                         Hibernia Foods PLC

                                                                                (Registrant)

                                                                         By:  /s/ Colm Delves

                                                                                    Colm Delves

                                                                               (Principal Financial

                                                                            and Accounting Officer

                                                                                    and Director)

Date:   August 14, 2003

Exhibit 1

NEWS RELEASE

Contacts: Colm Delves Chief Financial Officer Hibernia Foods plc 353 1 661 1030 info@hiberniafoods.ie	Stanley M. Berger SM Berger & Company, Inc. 216.464.6400 stan@smberger.com

HIBERNIA FOODS PLC ANNOUNCES FISCAL 2003 FOURTH-QUARTER

AND FULL-YEAR FINANCIAL RESULTS

•

€5.1 million ($5.6 million) Reduction in Fourth Quarter Loss Before One Time Charges

•

70% Reduction in Second Half of Fiscal Year Loss per Share (Before One Time Charges) to €0.10 ($0.11) compared with €0.33 ($0.36) for same period in prior year

•

Ready meals division shows year over year €2.7 million improvement in operating profits

Dublin, Ireland — August 14, 2003 — Hibernia Foods plc (NASDAQ: HIBNY) today announced its unaudited financial results for the fiscal 2003 fourth quarter and full year periods ended March 31, 2003.

Net sales for the fourth quarter of fiscal 2003 were €44.6 million ($48.1 million) compared to €47.0 million ($50.8 million) for same period in the prior fiscal year. However, this 5% decrease was solely attributable to the appreciation of the Euro against Pounds Sterling during the year, compared with the same period in the prior year.  Underlying revenues, denominated in the Company’s operational currency, Pounds Sterling, increased by 3% in the period compared with the same period in the prior year.

One-time charges incurred during the fourth quarter of fiscal 2003 amounted to €4.7 million ($5.1 million) and comprised product line exit costs and fixed asset impairment write-down totaling €3.1 million ($3.4 million) recognized within cost of sales, and €1.6 million ($1.7 million) relating to employee termination costs associated with the Bristol site closure and other restructuring activities completed during the fourth quarter of fiscal 2003.

Excluding the impact of one-time charges, gross profit for the quarter as a percentage of net sales was 17.5% compared with 15.1% for the same period in fiscal 2002, representing an increase in gross margin of 2.4 percentage points.

Operating expenses amounted to €10.7 million ($11.5 million) or 24% of net sales, compared with €13.0 million ($14.0 million) or 28% of net sales in fiscal 2002.  The reduction in operating expenses as a percentage of sales was attributable to lower sales and marketing expenditures and lower administration costs.

Excluding one-time charges, the operating loss for the quarter was €2.9 million ($3.1 million), compared with €5.9 million ($6.4 million) in the same quarter in the prior year, representing an improvement of €2.9 million ($3.1 million).

Interest and other charges amounted to €1.3 million ($1.5 million) compared with €1.5 million ($1.7 million) in fiscal 2002.

An unrealized foreign exchange gain of €1.0 million ($1.1 million) resulted from the translation of non-Euro denominated borrowings and loan notes at March 31, 2003 and was attributable to the strengthening of the Euro during the period.  This gain compares to an unrealized foreign exchange gain of €82,000 ($89,000) recognized in same period in the prior year.

Excluding one-time charges, the loss for the quarter was €3.2 million ($3.4 million) compared with €8.3 million ($9.0 million) for same period in the prior year, representing an improvement of €5.1 million ($5.5 million) or 62%.

Excluding one time charges,  the loss per share for the quarter was €0.13 ($0.14) compared with €0.36 ($0.39) in the same period in the prior year, representing an improvement of €0.23 ($0.25) per share, or 64%.

Commenting on the results, Oliver Murphy, Chairman and Chief Executive Officer, said: “In fiscal 2003 our focus was the post acquisition integration of the Sara Lee branded dessert business with our private label frozen desserts business and the turnaround of the ready meals division.  Both of these strategies were successfully executed.  These actions have contributed to the significant improvement in our financial performance which was particularly evident in quarter four and the second half of the fiscal.  Quarter four of fiscal 2003 illustrates the progress we have made by combining modest revenue growth with improvements in gross margin and lower operating expenses to deliver a €3.0 million reduction in operating losses compared with the same quarter last year.  When combined with the third quarter, the net loss per share for the second half of fiscal 2003 of €0.10 represents a significant reduction from the net loss per share of €0.33 in the second half of fiscal 2002.  This improvement in performance is very encouraging and represents a sound basis for fiscal 2004 in which we expect revenue growth and continued improvement in operating profits.  The ready meals business has delivered a €2.7m improvement in operating profits, principally due to the successful turnaround in the private label ready meals business and also due to a successfully executed marketing campaign for the Mr Brains brand.  The successful listing of new private label product lines with Tesco, Asda, Safeway and Morrisons during the year, combined with a significant improvement in gross margins, has contributed to this strong turnaround.”

“I am also pleased to report that the closure of the Bristol site is progressing well.  Current estimates of annualized savings as a result of the transfer of production of Entenmann’s branded cakes and Mr Brains branded pork faggotts to other Hibernia sites are in line with guidance given at the time of the announcement of between €5 million - €8 million per annum and we expect these savings to accrue from the start of the third quarter in the current fiscal year.”

Colm Delves, Chief Financial Officer, added: “In addition to the significant progress visible in the operating performance of the business in fiscal 2003, we have been actively working over recent months on a number of financial transactions designed to strengthen the balance sheet.  We anticipate that we will be in a position to announce the completion of this process in September and believe that these initiatives will fundamentally improve the capital structure of the Group.”

Oliver Murphy continued by stating: “On foot of the completion of our financing and announcement of our fiscal 2004 first quarter results in the coming weeks, we look forward to hosting an investor conference call in the near future to comment further on the progress in trading and the positive impact of our financing initiatives.”

Oliver Murphy concluded by commenting on the first quarter of fiscal 2004 and said: “Revenues for quarter one are expected to show high single digit underlying growth and we expect considerable improvement in our profitability, before one time charges, when compared to the same quarter in fiscal 2003 which showed a loss of €0.13 ($0.14).”

Net sales for fiscal 2003 were €200.6 million ($216.6 million) compared to fiscal 2002’s sales of €201.3 million ($217.4 million).  However, this marginal decrease was solely attributable to the appreciation of the Euro against Pounds Sterling during the year, compared with fiscal 2002.  Underlying revenues, denominated in the Company’s operational currency, Pounds Sterling, increased by 4% in the year compared with fiscal 2002.

Excluding the impact of one-time charges, gross profit as a percentage of net sales was 17.1% in fiscal 2003 compared with 17.3% in fiscal 2002.

Operating expenses amounted to €41.0 million ($44.2 million) or 20% of net sales, compared with €42.6 million ($46.0 million) or 21% of net sales in fiscal 2002.

Excluding one-time charges, the operating loss for the year was €6.7 million ($7.3 million), compared with €7.8 million ($8.4 million) in the prior year, representing an improvement of €1.1 million ($1.2 million).  The total charge relating to the Bristol site closure and restructuring activities is estimated to amount to €9.5 million ($10.3 million), €4.7 million ($5.1 million) of which was recognized during the fourth quarter of fiscal 2003 and the balance will be recognized in the first half of fiscal 2004.  This estimate, which represents €0.38 ($0.41) per share, is at the lower end of the range quoted on March 28, 2003 on the announcement of the Bristol site closure.

Interest and other charges amounted to €5.2 million ($5.6 million) compared with €5.8 million ($6.2 million) in fiscal 2002, representing a savings of 10%, principally as a result of reduction in UK base interest rates.

An unrealized foreign exchange gain of €1.6 million ($1.7 million) resulted from the translation of non-Euro denominated borrowings and loan notes at March 31, 2003 and was attributable to the strengthening of the Euro during the fiscal year.  This gain compares to an unrealized foreign exchange loss of €205,000 ($221,000) recognized in fiscal 2002.

Excluding one-time charges, the loss in fiscal 2003 was €10.3 million ($11.1 million) compared with €14.8 million ($15.9 million) for fiscal 2002, representing an improvement of €4.5 million ($4.9 million) or 30% compared with fiscal 2002.

Excluding one time charges, the loss per share in fiscal 2003 was €0.41 ($0.45) compared with €0.68 ($0.73) in fiscal 2002, representing an improvement of €0.27 ($0.28) per share, or 40%.

The Company intends to file its Annual Report on Form 20-F for its 2003 fiscal year shortly which will contain audited financial statements.  The information for these periods is unaudited.  Subject to year-end adjustments and normal recurring accruals, in the opinion of the Company it presents a fair statement of the results of operations of the Company and its subsidiaries for the period indicated.

This document, as well as some press releases and oral statements made by our management in their presentations about Hibernia, contains “forward-looking statements” regarding Hibernia’s future performance and financial condition.  “Forward-looking statements” are defined in the Private Securities Litigation Reform Act of 1995 and include statements which give management’s views on the future of Hibernia, the industry in which it operates and the economic conditions surrounding it.  These forward-looking statements are based on our management’s current views, projections and assumptions concerning the future, and include words such as “expects,” “anticipates,” “intends,” “estimates,” “believes” and similar expressions.  No one should construe such statements as guaranties of the future performance of Hibernia.  All such statements are inherently subject to risks, uncertainties and other important factors, which are beyond Hibernia’s control, which could cause actual results to differ materially from those expressed or implied in the statements.  Among those risks and uncertainties are the matters described in “Risk Factors” in Hibernia’s Form 20-F for its fiscal year ended March 31, 2002, as updated from time to time in its subsequent filings with the Securities and Exchange Commission.  These forward-looking statements include, but are not limited to, projections of sales, earnings and volume growth, share prices, competitive conditions, purchasing decisions of our customers, production costs, currency valuations, achieving cost savings and working capital, debt reduction programs, success of acquisitions, innovations, and supply chain and overhead initiatives.  Hibernia specifically disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Hibernia Foods plc is a leading European manufacturer of branded cakes, branded and private-label ready-meals and branded and private-label frozen desserts, headquartered in Dublin, Ireland, with significant manufacturing facilities in the United Kingdom. It is the exclusive European license holder for Entenmann’s branded sweet-baked cakes throughout all of geographical Europe, representing 52 countries and a population of over 700 million people and is the exclusive UK and Ireland license holder for Sara Lee branded frozen desserts.

-TABLES FOLLOW-

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations for the Quarter Ended March 31,

	2003[1]	2003	2002
	US$000s	€000s	€000s
Product Revenue	48,123	44,558	47,001
Cost of sales-continuing operations	(39,693)	(36,753)	(39,927)
One time charge: Cost of sale-product line exit costs and fixed asset impairment	(3,333)	(3,086)	-
Gross Profit	5,097	4,719	7,074
Operating Expenses	(11,538)	(10,683)	(12,957)
One time charge: Restructuring charges	(1,731)	(1,603)	-
Operating Loss	(8,172)	(7,567)	(5,883)
Interest and Other charges	(1,393)	(1,290)	(1,526)
Foreign exchange gain/(loss)	1,057	979	82
Beneficial conversion feature of warrants	-	-	(999)
Net Loss	(8,508)	(7,878)	(8,326)
Loss (Adjusted for one time charges)[2]	(3,444)	(3,189)	(8,326)

Profit/(Loss) per Share Data for the Quarter Ended March 31,

	2003[1]	2003	2002
	US$	€	€
Basic Profit/(Loss) per Share	(0.34)	(0.31)	(0.36)
Basic Profit/(Loss) per Share (Adjusted for one time charges)[3]	(0.14)	(0.13)	(0.36)
Ordinary Shares Outstanding (‘000s)	25,068	25,068	23,103

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Balance Sheets as of March 31,

	2003[1]	2003	2002
	US$000s	€000s	€000s
ASSETS
Cash and equivalents	5	5	434
Trade receivables	31,044	28,744	28,594
Inventories	28,271	26,177	31,664
Prepayments and other receivables	5,238	4,850	6,420
Total Current Assets	64,558	59,776	67,112
Property, Plant & Equipment	53,857	49,868	63,652
Intangible assets	8,068	7,470	8,297
Total Assets	126,483	117,114	139,061
LIABILITIES AND EQUITY
Accounts payable	34,285	31,745	30,268
Accrued liabilities	29,096	26,941	30,371
Short-term borrowings	34,129	31,601	26,685
Total Current Liabilities	97,510	90,287	87,324
Capital Lease obligations (excl. current)	348	322	951
Convertible Loan Notes	15,188	14,063	15,534
Long Term Borrowings	11,051	10,233	21,405
Total Liabilities	124,097	114,905	125,214
Minority interests	154	143	143
Ordinary Shares issued with Guarantee	3,382	3,132	3,132
Shareholders’ Equity	(1,150)	(1,066)	10,572
Total Liabilities and shareholders’ equity	126,483	117,114	139,061

HIBERNIA FOODS PLC AND SUBSIDIARIES

Summary Consolidated Statements of Operations

for the Twelve Month Period Ended March 31,

	2003[1]	2003	2002
	US$000s	€000s	€000s
Product Revenue	216,603	200,558	201,301
Cost of sales-continuing operations	(179,617)	(166,312)	(166,449)
One time charge: Cost of sale-product line exit costs and fixed asset impairment	(3,333)	(3,086)	-
Gross Profit	33,653	31,160	34,852
Operating Expenses	(44,234)	(40,957)	(42,633)
One time charge: Restructuring charge	(1,731)	(1,603)	-
Operating Loss	(12,312)	(11,400)	(7,781)
Interest and Other charges	(5,590)	(5,176)	(5,777)
Foreign exchange gain/(loss)	1,743	1,614	(205)
Beneficial conversion feature of warrants	-	-	(999)
Net Loss	(16,159)	(14,962)	(14,762)
Loss (Adjusted for one time charges) [4]	(11,095)	(10,273)	(14,762)

Loss per Share Data for the Twelve Month Period Ended March 31,

	2003[1]	2003	2002
	US$	€	€
Basic (Loss) per Share	(0.65)	(0.60)	(0.68)
Basic Profit/(Loss) per Share (Adjusted for one time charges) [5]	(0.45)	(0.41)	(0.68)
Ordinary Shares Outstanding (‘000s)	24,944	24,944	21,872

1 The summary financial information above is expressed in US Dollars, solely for convenience, at the US Dollar rate of exchange against the Euro at March 31, 2003, of €1.00 = US $1.08

2Fourth quarter loss adjusted for one-time charges represented net loss for the period of €7,878,000 adjusted for one-time charges which amounted to €4,689,000 comprising product line exit costs of €1,006,000, a fixed asset impairment charge of €2,080,000 and a restructuring charge of €1,603,000.

3Fourth quarter Basic Loss per Share adjusted for one-time charges represented net loss per share for the period of €0.31 adjusted for one-time charges which amounted to €0.18 per share.

4Fiscal 2003 loss adjusted for one-time charges represented net loss for the year of €14,962,000 adjusted for one-time charges which amounted to €4,689,000 comprising product line exit costs of €1,006,000, a fixed asset impairment charge of €2,080,000 and a restructuring charge of €1,603,000.

5Fiscal 2003 Basic Loss per Share adjusted for one-time charges represented net loss per share for the period of €0.60 adjusted for one-time charges which amounted to €0.19 per share.

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